September 2, 2025

Paresh Patel
Chief Executive Officer
Exzeo Group, Inc.
1000 Century Park Drive
Tampa, FL 33607

        Re: Exzeo Group, Inc.
            Draft Registration Statement on Form S-1
            Submitted August 6, 2025
            CIK No. 0001873951
Dear Paresh Patel:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Our Corporate Information, page 6

1. Please revise this chart to show HCI Group's ownership before and after the offering.
       Include disclosures that indicate the public ownership, and voting interests HCI
       Group, Inc, the public, and any other group or entity will have in each related or affiliated entity.
2. Please revise the statement on page 11 that you outsource claims management to
       "external vendors or contractors" to clarify, as stated on page 63, that your claims management is outsourced to a subsidiary of your parent company. Additionally, with a view to disclosure, advise us of the business reasons for including claims management among the business operations separating from HCI when those services will still be provided by HCI. To the extent the activities provided by Griston are
 September 2, 2025
Page 2

       deemed less important or insignificant to the broader claims management business, including the Exzeo Platform, please revise to clarify. Is the claims management business retained by HCI expected to compete with you going forward? Risk Factors, page 12

3.     Please revise to include a separate risk factor regarding your concentration of
       customers, which are affiliated with your controlling shareholder. Consider including a reference in the Summary Risk Factors section beginning on page 4. Certain of our directors and officers may have actual or potential conflicts of interest..., page
35

4. Please revise this risk factor to provide a more direct discussion of the conflicts of interests risks inherent in your organizational structure. Include a discussion here or in the Management section with an appropriate cross-reference that describes what roles all of your executive officers and directors have with you and HCI. Also include a discussion of the potential conflicts other employees may have if they are employed by both HCI and you.
Gross Dollar Retention Rate, page 73

5. Please revise to disclose the amount of managed premiums at the end of each period which is attributable to policyholders active at the end of the prior calendar year, thereby allowing a reader to recalculate the gross dollar retention rate for each period presented.
Summary of Key Performance Metrics
Managed Premium, page 73

6. Please revise to disclose the amount and/or percentage of total managed premiums attributable to insurance policies written in the state of
Florida for each
       period presented.
Cost of Revenue, page 77

7. We note your disclosure that policy commission and related expenses increased due to growth in managed premiums from your existing customer base, slightly offset by the lower commissions on new and renewal policies in Florida where commission rates are generally lower than in other states due to competitive market dynamics. In order for a reader to better understand the impact of rate changes on cost of revenue, please enhance your disclosure to include the weighted average commission rates applicable in Florida for each period presented.
Management, page 88

8. Please include disclosure in this section that also describes the concurrent activities your executive officers and directors have with HCI. Disclosures that appear to be material include:
           Whether your named executive officers and directors also serve as executive officers and directors for HCI;
 September 2, 2025
Page 3

             The risk management processes that you utilize to manage the risk exposure you have between the two companies; and
             The amount of director compensation your directors earned from HCI for the fiscal year ended December 31, 2024.
Commercial Agreements between Affiliates of HCI and Exzeo, page 105

9. Please revise to clarify if this section identifies all of the commercial agreements between you, your affiliates, and HCI's affiliates rather than indicating that this disclosure only includes "certain agreements" with "certain affiliates." In this regard, we note the reference on page 79 to HR, IT, legal, accounting and other expenses allocated to TTIC. With a view to clarifying disclosure, advise us what agreements between you and HCI address how and when these and similar expenses will be transferred or otherwise treated as you transition to a standalone public company.
10. We note your disclosure on page 35 that you "have obtained, and may need to continue to obtain, certain administrative and back-office services from HCI for a period of time after this offering." Please describe these services and their costs in greater detail in this section, including disclosing whether you have any contractual relationship for these types of services.
11. Please revise the description of related party transactions to quantify the flat fees and percentages for payments where you refer them.
       Please contact Marc Thomas at 202-551-3452 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:   Curt Creeley